SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G



                            Chatham Lodging Trust
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    16208T102
                                 (CUSIP Number)

                                 January 9, 2013
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                           (Page 1 of 13 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 31 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16208T102                      13G             Page 2 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

                              V3 Realty Partners, L.P.

-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware

-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               726,952
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               726,952
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               726,952
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES                [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.2%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON

PN

-----------------------------------------------------------------------

CUSIP No. 16208T102                      13G             Page 3 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

                              V3 Trading Vehicle, L.P.

-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                224,589
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                224,589
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 224,589
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES              [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

                                                1.3%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON
                                                 PN
-----------------------------------------------------------------------

CUSIP No. 16208T102                      13G             Page 4 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

                              V3 Capital Advisors, LLC

-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                951,541
OWNED BY       --------------------------------------------------------


EACH           (7)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                951,541
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                  951,541
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES           [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON
                                                 OO
-----------------------------------------------------------------------

CUSIP No. 16208T102                      13G             Page 5 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

                              V3 Capital Management, L.P.

-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                951,541
OWNED BY       --------------------------------------------------------


EACH           (7)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                951,541
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                  951,541
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES           [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON
                                                 PN
-----------------------------------------------------------------------

CUSIP No. 16208T102                      13G             Page 6 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

                              Charles Fitzgerald
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States of America
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                951,541
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER      -0-

REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                951,541
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 951,541
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES           [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON
                                                 IN
-----------------------------------------------------------------------

CUSIP No. 16208T102                      13G             Page 7 of 13 Pages

Item 1(a).     Name of Issuer:

The name of the issuer is Chatham Lodging Trust (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

50 Cocoanut Row, Suite 216
Palm Beach, FL 33480

Item 2(a).     Name of Person Filing:

     This statement is filed by:


        (i) V3 Realty Partners, L.P., a Delaware limited partnership ("V3RP"), with respect to shares of Common Stock (as defined in item 2(d) below) directly owned by it;

       (ii) V3 Trading Vehicle, L.P. a Cayman Islands exempted limited partnership ("V3TV" and together with V3RP, the "Partnerships") with respect to shares of Common Stock directly owned by it (and V3 Realty Partners Offshore Fund, Ltd., a Cayman Islands exempted company invests through V3TV (the "fund"))

	(iii) V3 Capital Advisors, LLC, a Delaware limited liability company (the "General Partner") which serves as the general partner of the Partnerships with respect to shares of Common Stock directly owned by each of the Partnerships;

	(iv) V3 Capital Management, L.P., a Delaware limited partnership (the "Investment Manager") which serves as the investment manager to the Partnerships and the fund with respect to shares of Common Stock directly owned by each of the Partnerships and the fund through its investment in V3TV;

	(v) Mr. Charles Fitzgerald ("Mr. Fitzgerald") who serves as the managing member of the General Partner and managing member of the general partner of the Investment Manager with respect to shares of Common Stock directly owned by the Partnerships.

The Partnerships, the General Partner, the Investment Manager, and Mr. Fitzgerald are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 16208T102                      13G             Page 8 of 13 Pages



Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 400 Park Avenue New York, NY 10022.

Item 2(c) Citizenship:

V3 Realty Partners, L.P., the Managing Member, the General Partner, and the Investment Manager are each organized under the laws of the State of Delaware. V3 Trading Vehicle, L.P. is organized under the exempted limited partnership laws of the Cayman Islands. Mr. Fitzgerald is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, $.01 Par Value (the "Common Stock")

Item 2(e).  CUSIP Number:
     16208T102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), OR 13d-2(b) OR (c), check whether the person filing is a:
(a) [  ]  Broker or dealer registered under Section 15 of the Act;
(b) [  ]  Bank as defined in Section 3(a)(6) of the Act;
(c) [  ]  Insurance company as defined in Section 3(a)(19) of the Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) [  ]  A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k) [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)
(ii)(J), please specify the type of institution:
________________________________

CUSIP No. 16208T102                      13G            Page 9 of 13 Pages

Item 4.   Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's final prospectus supplement filed pursuant to Rule 424 (b)(5) on January 10, 2013 indicated that the total number of shares of Common Stock to be outstanding after the closing of the offering described therein is 17,408,907.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.



Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Each of the Partnerships is a private investment partnership, the sole general partner of which is the General Partner and the investment manager of which is the Investment Manager. As the sole general partner of each of the Partnerships, the General Partner has the power to vote and dispose of the securities owned by each of the Partnerships and, accordingly, may be deemed the "beneficial owner"of such securities. The managing member of the General Partner is Charles Fitzgerald. As the investment manager of each of the Partnerships, the Investment Manager has the power to vote and dispose of the securities owned by each of the Partnerships and, accordingly, may be deemed the "beneficial owner" of such securities. The managing member of the general partner of the Investment Manager is Charles Fitzgerald.

Charles Fitzgerald is solely responsible for investment management duties.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 16208T102                      13G            Page 10 of 13 Pages

Item 10.  Certification.

    Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16208T102                      13G            Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 14, 2013

                          /s/ Charles Fitzgerald
                        ------------------------------------

                        Charles Fitzgerald
                        Individually;
                        And as managing member of:
                        (I) V3 Capital Advisors, LLC,
                        for itself and as general partner of:
                             (A) V3 Realty Partners, L.P.; and
                             (B) V3 Trading Vehicle, L.P.
                       (II) the general partner of V3 Capital Management, L.P.

CUSIP No. 16208T102                      13G            Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit 1.	"Joint Filing Agreement as required by Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended."

CUSIP No. 16208T102                      13G            Page 13 of 13 Pages
Exhibit 1.
JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.

The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  January 14, 2013

   /s/ Charles Fitzgerald
                           ------------------------------------

                        Charles Fitzgerald
                        Individually;
                        And as managing member of:
                        (I) V3 Capital Advisors, LLC,
                        for itself and as general partner of:
                            (A) V3 Realty Partners, L.P.; and
                            (B) V3 Trading Vehicle, L.P.
                        (II) the general partner of V3 Capital Management, L.P.